Exhibt 99.1

Press Release

22 November 2022

Manchester United announces process to explore strategic alternatives to enhance the club's growth

Manchester United plc (NYSE:MANU), one of the most successful and historic sports clubs in the world, announces today that the Company’s Board of Directors (the “Board”) is commencing a process to explore strategic alternatives for the club.

The process is designed to enhance the club's future growth, with the ultimate goal of positioning the club to capitalize on opportunities both on the pitch and commercially.

As part of this process, the Board will consider all strategic alternatives, including new investment into the club, a sale, or other transactions involving the Company. This will include an assessment of several initiatives to strengthen the club, including stadium and infrastructure redevelopment, and expansion of the club’s commercial operations on a global scale, each in the context of enhancing the long-term success of the club’s men’s, women’s and academy teams, and bringing benefits to fans and other stakeholders.

Executive Co-Chairmen and Directors, Avram Glazer and Joel Glazer said “The strength of Manchester United rests on the passion and loyalty of our global community of 1.1 billion fans and followers.  As we seek to continue building on the Club’s history of success, the Board has authorized a thorough evaluation of strategic alternatives. We will evaluate all options to ensure that we best serve our fans and that Manchester United maximizes the significant growth opportunities available to the Club today and in the future. Throughout this process we will remain fully focused on serving the best interests of our fans, shareholders, and various stakeholders.”

The Raine Group is acting as the Company’s exclusive financial advisor and Latham & Watkins LLP is legal counsel to the Company.

Rothschild and Co. is acting as exclusive financial advisor to the Glazer family shareholders.

There can be no assurance that the review being undertaken will result in any transaction involving the Company.  Manchester United does not intend to make further announcements regarding the review unless and until the Board has approved a specific transaction or other course of action requiring a formal announcement.

ENDS

Press Enquiries:

Andrew Ward	+44 161 676 7770
Manchester United	Andrew.ward@manutd.co.uk

FOR ALL OTHER Enquiries PLEASE CONTACT:

Joe Ravitch and Colin Neville	UK: +44 203 695 8633 / US: +1 (212) 603-5584
The Raine Group	football@raine.com

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth. Through our 144-year heritage we have won 66 trophies, enabling us to develop the world’s leading sports brand and a global community of 1.1 billion fans and followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and match day.